Sub-Underwriting Phase for EUR 32bn Syndicated Term and Guarantee
Facility Successfully Completed
E.ON has successfully completed the sub-underwriting phase for the EUR 32bn syndicated term and guarantee facility obtained in February in support of its acquisition of up to 100% of the outstanding share capital of Endesa.

The syndication was heavily oversubscribed with a 24-bank syndicate including bookrunners offering commitments of EUR 46bn. The EUR 32bn facility represents the largest ever acquisition financing in Europe. "The success underscores the great trust and high reputation enjoyed by the E.ON Group on the international financial market," said Dr. Erhard Schipporeit, member of the E.ON Board of Management.

Citigroup, Deutsche Bank, HSBC and JP Morgan acted as bookrunners and underwriters for the facility. The facility is split with two thirds comprised of one year maturity with one year extension option at E.ON's discretion (tranche A) and one third with three year maturity (tranche B). The facility is expected to be refinanced through internal liquidity sources and through various capital market issues. Pricing is based on a ratings grid with an out of the box margin of 22.5 bps on tranche A and 27.5 bps on tranche B.

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 453.

This release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.